CYNGN INC.

1015 O’Brien Dr.

Menlo Park, CA 94025

(650) 924-5905

April 23, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Cyngn Inc.
Registration Statement on Form S-1
Filed April 12, 2024
File No. 333-278671

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cyngn Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 1:00 PM Eastern Time, April 23, 2024, or as soon as practicable thereafter.

Very truly yours,

Cyngn Inc.

By:	/s/ Lior Tal
Lior Tal
Chief Executive Officer